SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2017 (April 1, 2016 – March 31, 2017) filed with the Tokyo Stock Exchange on Monday May 15, 2017.

2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2017 and Dividend Forecast for the Fiscal Year Ending March 31, 2018”

3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”

4.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”

5.	English press release entitled, “Announcement Regarding Changes in Representative Executive Officer”

6.	English press release entitled, “Notice of Partial Amendment to ORIX’s Articles of Incorporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 15, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2016 – March 31, 2017

May 15, 2017

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Material Contained in this Report

The company’s consolidated financial information for the fiscal year ended March 31, 2017 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2016 to March 31, 2017

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Year Ended March 31, 2017

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2017	2,678,659	13.1%	329,224	14.4%	424,965	8.6%	273,239	5.0%
March 31, 2016	2,369,202	9.0%	287,741	12.0%	391,302	13.7%	260,169	10.7%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥263,378 million for the fiscal year ended March 31, 2017 (year-on-year change was a 17.8% increase) and ¥223,574 million for the fiscal year ended March 31, 2016 (year-on-year change was a 15.7% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2017	208.88	208.68	11.3%	3.8%	12.3%
March 31, 2016	198.73	198.52	11.7%	3.5%	12.1%

“Equity in Net Income of Affiliates” was a net gain of ¥26,520 million for the fiscal year ended March 31, 2017 and a net gain of ¥45,694 million for the fiscal year ended March 31, 2016.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2017	11,231,895	2,647,625	2,507,698	22.3%	1,925.17
March 31, 2016	10,992,918	2,472,819	2,310,431	21.0%	1,764.34

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2017	583,955	(237,608)	(33,459)	1,039,870
March 31, 2016	510,562	(552,529)	(48,001)	730,420

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2016	—	22.00	—	23.75	45.75	59,987	23.0%	2.7%
March 31, 2017	—	23.00	—	29.25	52.25	68,320	25.0%	2.8%

March 31, 2018 (Est.)	—	27.00	—	—	—	—	—	—

*Note 4:	The amount of Year-end dividend for the fiscal year ending March 31, 2018 has not yet been determined.
*Note 5:	Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥83 million for the fiscal year ended March 31, 2016 and ¥119 million for the fiscal year ended March 31, 2017).

3. Targets for the Year Ending March 31, 2018 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2018	300,000	9.8%

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,107,328 as of March 31, 2017, and 1,324,058,828 as of March 31, 2016.

2. The number of treasury stock shares was 19,394,191 as of March 31, 2017, and 12,848,591 as of March 31, 2016.

3. The average number of outstanding shares was 1,308,105,341 for the fiscal year ended March 31, 2017, and 1,309,135,850 for the fiscal year ended March 31, 2016.

The Company’s shares held through the Board Incentive Plan Trust (2,126,076 shares as of March 31, 2017 and 1,696,217 shares as of March 31, 2016) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2017

			Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2017	Change
					Amount	Percent
	Total Revenues	(millions of yen)	2,369,202	2,678,659	309,457	13%
	Total Expenses	(millions of yen)	2,081,461	2,349,435	267,974	13%
	Income before Income Taxes	(millions of yen)	391,302	424,965	33,663	9%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	260,169	273,239	13,070	5%
Earnings Per Share	(Basic)	(yen)	198.73	208.88	10.15	5%
	(Diluted)	(yen)	198.52	208.68	10.16	5%
	ROE*1	(%)	11.7	11.3	(0.4)	—
	ROA*2	(%)	2.32	2.46	0.14	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Operating Environment

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income environments. The economy of Europe has picked up moderately, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy on the whole has been in a moderate recovery phase despite some areas of weakness.

Overview of Business Performance (April 1, 2016 to March 31, 2017)

•	Net income attributable to ORIX Corporation shareholders increased 5% to ¥273,239 million compared to the previous fiscal year.

•	ROE was 11.3%.

Total revenues for the consolidated fiscal year ended March 31, 2017 (hereinafter, “the fiscal year”) increased 13% to ¥2,678,659 million compared to ¥2,369,202 million during the previous fiscal year. Operating leases revenues increased mainly due to an increase in gains on sales of real estate under operating leases, and sales of goods and real estate increased due to an increase in revenues generated by subsidiaries in the principal investment business. In addition, life insurance premiums and related investment income increased due to increases in insurance premiums in line with an increase in new insurance contracts and investment income in ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”) compared to the previous fiscal year during which investment income decreased due to deterioration of the market environment.

Total expenses increased 13% to ¥2,349,435 million compared to ¥2,081,461 million during the previous fiscal year. Costs of goods and real estate sold increased in line with the aforementioned increased revenues. In addition, life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and the improvement in investment income from assets under variable annuity and variable life insurance contracts.

Equity in net income of affiliates decreased due to an impact from an increase in income from the affiliates in the Americas during the previous fiscal year.

As a result of the foregoing, income before income taxes for the fiscal year increased 9% to ¥424,965 million compared to ¥391,302 million during the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 5% to ¥273,239 million compared to ¥260,169 million during the previous fiscal year.

Segment Information

Total segment profits for the fiscal year increased 11% to ¥420,837 million compared to ¥380,110 million during the previous fiscal year. While segment profits decreased in Corporate Financial Services, Maintenance Leasing and Overseas Business segments, segment profits increased significantly in Real Estate, Investment and Operation and Retail segments.

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

•	Services income from Yayoi and fee business continued to grow steadily.

•	Finance revenues decreased due to a decrease in installment loan balance.

	Year ended March 31, 2016	Year ended March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	107,150	102,979	(4,171)	(4)
Segment Profits	42,418	38,032	(4,386)	(10)

	As of March 31, 2016	As of March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,049,867	1,032,152	(17,715)	(2)

The Japanese economy on the whole entered a moderate recovery phase despite some areas of weakness. While interest rates overall increased along with the United States economy, the balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain at low levels.

Segment revenues decreased 4% to ¥102,979 million compared to ¥107,150 million during the previous fiscal year due to a decrease in finance revenues in line with decreased average investment balance and a decrease in gains on sales of securities, despite an increase in services income resulting primarily from revenue generated by Yayoi Co. Ltd. (hereinafter, “Yayoi”), and from our stable fee business to domestic small-and medium-sized enterprise customers.

Segment expenses increased due primarily to an increase in selling, general and administrative expenses. As a result, segment profits decreased 10% to ¥38,032 million compared to ¥42,418 million during the previous fiscal year.

Segment assets decreased 2% to ¥1,032,152 million compared to the end of the previous fiscal year due primarily to a decrease in installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

•	Gains on sales from used vehicles decreased.

•	New auto-leases in the auto-business increased.

	Year ended March 31, 2016	Year ended March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	271,662	270,615	(1,047)	(0)
Segment Profits	42,935	39,787	(3,148)	(7)

	As of March 31, 2016	As of March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	731,329	752,513	21,184	3

While demand in corporate capital investment has been gradually increasing, concerns about uncertainty in the domestic and overseas economic outlook deter new investment. The volume of new auto-leases in Japan increased slightly compared to the previous fiscal year.

Segment revenues remained flat at ¥270,615 million compared to the previous fiscal year due to decreases in operating leases revenues primarily resulting from lower gains on sales of automobiles, offsetting an increase in finance revenues.

Segment expenses increased due primarily to increases in costs of operating leases in line with increased average investment asset balance in the auto-business and selling, general and administrative expenses. As a result, segment profits decreased 7% to ¥39,787 million compared to ¥42,935 million during the previous fiscal year.

Segment assets increased 3% to ¥752,513 million compared to the end of the previous fiscal year due primarily to an increase in new auto-leases in the auto-business.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services

•	Given the current favorable market environment, gains on sales of real estate properties increased.

•	Asset decreased as sales of rental properties greatly exceeded new investments.

	Year ended March 31, 2016	Year ended March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	191,540	212,050	20,510	11
Segment Profits	42,902	72,841	29,939	70

	As of March 31, 2016	As of March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	739,592	657,701	(81,891)	(11)

Land prices remain high and vacancy rates in the Japanese office building market continue to show improvements, especially in the Greater Tokyo Area due primarily to the quantitative easing policies implemented by the Bank of Japan, including the low interest rate environment. However, we are also seeing a trend where sales prices of condominiums are no longer increasing. Changes in tourism style such as uses of vacation rentals are affecting hotels and Japanese inns’ operation.

Segment revenues increased 11% to ¥212,050 million compared to ¥191,540 million during the previous fiscal year due primarily to an increase in gains on sales of rental properties, which are included in operating leases revenues.

Segment expenses decreased compared to the previous fiscal year due primarily to decreases in costs of operating leases in line with a decrease in assets and write-downs of long-lived assets.

As a result of the foregoing, segment profits increased 70% to ¥72,841 million compared to ¥42,902 million during the previous fiscal year.

Segment assets decreased 11% to ¥657,701 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy business, principal investment, loan servicing (asset recovery), and concession business

•	Profit contribution from gains on sales of subsidiaries and affiliates and services income from the environment and energy business.

•	Mega solar assets in the environment and energy business increased steadily.

	Year ended March 31, 2016	Year ended March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	1,028,355	1,271,973	243,618	24
Segment Profits	57,220	85,000	27,780	49

	As of March 31, 2016	As of March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	704,156	768,675	64,519	9

Investment in infrastructure, especially energy infrastructure, is diversifying in Japan. In the energy business, among renewable energy, investment is expanding beyond solar power to wind and geothermal power. In addition, business structures are also diversifying. In infrastructure investment markets, the use of private funds is expanding in the public facilities management. In emerging countries, infrastructure demand is growing rapidly with economic growth, and Japanese companies are expected to increase infrastructure investment. In the capital markets, the number of mergers and acquisitions by Japanese companies has remained high.

Segment revenues increased 24% to ¥1,271,973 million compared to ¥1,028,355 million during the previous fiscal year due to increases in sales of goods and services income from the environment and energy business and subsidiaries in the principal investment business.

Segment expenses increased compared to the previous fiscal year due to an increase in expenses in line with the aforementioned revenues expansion and recognition of write-downs of securities.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries and affiliates, and the recognition of a bargain purchase gain from the acquisition of a subsidiary, segment profits increased 49% to ¥85,000 million compared to ¥57,220 million during the previous fiscal year.

Segment assets increased 9% to ¥768,675 million compared to the end of the previous fiscal year due primarily to an increase in property under facility operations in the environment and energy business.

Retail Segment: Life insurance, banking and card loan business

•	Life insurance premium and related investment income increased due to increases in new insurance contracts and investment gains.

•	Balance of housing loan and card loan in the banking business increased.

	Year ended March 31, 2016	Year ended March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	254,289	368,665	114,376	45
Segment Profits	51,756	72,865	21,109	41

	As of March 31, 2016	As of March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	3,462,772	3,291,631	(171,141)	(5)

The life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline. However, we are seeing a rise in demand for medical insurance and an increasing number of companies developing new products in response. On the other hand, we are also seeing suspensions of the sales of certain products and an increase in insurance premiums on new contracts due primarily to the Bank of Japan’s adoption of negative interest rate policy. In the card loan business for individuals, banks and other lenders are expanding their assets and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues increased 45% to ¥368,665 million compared to ¥254,289 million during the previous fiscal year mainly due to increases in insurance premiums in line with an increase in new insurance contracts and investment income in ORIX Life Insurance, and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK compared to the previous fiscal year during which investment income decreased due to deterioration of the market environment.

Segment expenses increased compared to the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and the improvement in investment income from assets under variable annuity and variable life insurance contracts.

As a result of the foregoing, segment profits increased 41% to ¥72,865 million compared to ¥51,756 million during the previous fiscal year.

Segment assets decreased 5% to ¥3,291,631 million compared to the end of the previous fiscal year due primarily to sales of investment in securities at ORIX Life Insurance as well as the surrender of variable annuity and variable life insurance contracts originally held by HLIKK, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

•	Finance revenues increased in Asia and the Americas; gains on sales of subsidiaries and affiliates in the Americas were recognized.

•	Assets increased due to increases in Asia, the Americas and aircraft-related operations.

	Year ended March 31, 2016	Year ended March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	526,008	458,912	(67,096)	(13)
Segment Profits	142,879	112,312	(30,567)	(21)

	As of March 31, 2016	As of March 31, 2017	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,284,733	2,454,200	169,467	7

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income environments. The economy of Europe has picked up moderately, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. The asset management industry is expected to increase AuM due to the increase in pension assets and the high-income class population over the mid- and long-term. Also, the aviation industry is expected to continue to expand its market size against the backdrop of increasing passenger demand mainly in emerging countries. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 13% to ¥458,912 million compared to ¥526,008 million during the previous fiscal year due to decreases in services income resulting primarily from the deconsolidation of Houlihan Lokey Inc. (hereinafter, “HL”) in line with the partial divestment of its shares in the previous fiscal year, and decreases in sales of goods due to a sale of a subsidiary during the fiscal year, despite an increase in finance revenues from the Americas and Asia.

Segment expenses decreased compared to the previous fiscal year due primarily to the deconsolidation of HL.

As a result of the foregoing and due to the recognition of a gain on the partial divestment of HL shares in the previous fiscal year and the impact from strong yen, despite gains on sales of subsidiaries and affiliates in the Americas, segment profits decreased 21% to ¥112,312 million compared to ¥142,879 million in the previous fiscal year.

Segment assets increased 7% to ¥2,454,200 million compared to the end of the previous fiscal year due to increases in installment loans in Asia and the Americas and investment in securities in the Americas as well as an increase in investment in operating leases of aircraft-related operations.

Outlook and Forecast

In addition to sustainable growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these profit opportunities going forward. For details of medium-term management targets, refer to “2. Management Policies (3) Medium-Term Management Targets” on page 11.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2016	As of March 31, 2017	Change
				Amount	Percent
Total Assets	(millions of yen)	10,992,918	11,231,895	238,977	2%
(Segment Assets)		8,972,449	8,956,872	(15,577)	(0)%
Total Liabilities	(millions of yen)	8,512,632	8,577,722	65,090	1%
(Long- and Short-term Debt)		4,286,542	4,138,451	(148,091)	(3)%
(Deposits)		1,398,472	1,614,608	216,136	15%
Shareholders’ Equity	(millions of yen)	2,310,431	2,507,698	197,267	9%
Shareholders’ Equity Per Share	(yen)	1,764.34	1,925.17	160.83	9%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Total assets increased 2% to ¥11,231,895 million compared to ¥10,992,918 million at the end of the previous fiscal year. Installment loans increased due primarily to an increase of assets in the banking business. On the other hand, investment in operating leases decreased due primarily to sales of rental properties and investment in securities decreased due primarily to sales of investment in securities in ORIX Life Insurance as well as the surrender of contracts originally held by HLIKK. In addition, segment assets remained flat at ¥8,956,872 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due primarily to the aforementioned surrender of contracts.

Shareholders’ equity increased 9% to ¥2,507,698 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

Summary of Cash Flows

Cash and cash equivalents increased by ¥309,450 million to ¥1,039,870 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥583,955 million during the fiscal year, up from ¥510,562 million during the previous fiscal year, primarily resulting from a change from an increase to a decrease in trade notes, accounts and other receivable and a decrease in a decrease in trade notes, accounts and other payable.

Cash flows used in investing activities were ¥237,608 million during the fiscal year, down from ¥552,529 million during the previous fiscal year, primarily resulting from a decrease in purchases of available-for-sale securities.

Cash flows used in financing activities were ¥33,459 million during the fiscal year, down from ¥48,001 million during the previous fiscal year, primarily resulting from an increase in deposits due to customers.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2017 and the Fiscal Year Ending March 31, 2018

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance.

Based on this fundamental policy, the annual dividend is 52.25 yen per share (interim dividend paid was 23.00 yen per share and year-end dividend is 29.25 yen per share) from 45.75 yen per share in the previous fiscal year.

For the next fiscal year ending March 31, 2018, we will continue to focus on the optimal balance of securing capital for investment in future profit growth and providing an appropriate level of dividends to shareholders. The interim dividend for the next fiscal year is projected at 27.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

With regards to the decision of share buyback, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of financial condition and external factors such as changes in the business environment and share price and its trend.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2017, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 23, 2016.

2. Management Policies

(1) Management’s Basic Policy

The ORIX Group’s corporate philosophy and management policy are described below.

Corporate Philosophy

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new values for customers.

Management Policy

•	ORIX strives to meet the diverse needs of its customers and to deepen trust by constantly providing superior services.

•	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating its resources to promote synergies amongst different units.

•	ORIX makes efforts to develop a corporate culture that shares a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

Action Guidelines

Creativity:	Develop the flexibility and foresight to constantly take actions that are creative and innovative.
Integration:	Enhance ORIX Group strength by actively exchanging knowledge, ideas, and experiences.

(2) Target Performance Indicators

In its pursuit of sustainable growth, ORIX uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve a net income target of ¥300 billion for the fiscal year ending March 31, 2018, and to maintain ROE around 11% to 12% by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2015	March 31, 2016	March 31, 2017
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	234,948	260,169	273,239
ROE	(%)	11.5	11.7	11.3
ROA	(%)	2.29	2.32	2.46

(3) Medium-Term Management Targets

ORIX continues to provide innovative and flexible solutions to address changes in the market environment and customer needs. ORIX’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX, using its diversified business portfolio as a basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business”, ORIX aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “New investment in key areas”. With these principles, we will pursue new business arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy business and private equity investment in Japan and abroad, the network in Asia, global asset management, and concession business.

(4) Corporate Challenges to be Addressed

It is vital for ORIX to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned mid-term management targets.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.

Further advancement of risk management: Recognizing that business expansion and growth has diversified and globalized our risk, support our growth by strengthening the business foundation by readily and continuously utilizing our risk management structure and our ability to assess risks.

2.

Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a social and environmental standpoint while providing products and services that are valued by clients and improve ORIX’s overall profitability.

3.

Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or position.

3. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with US GAAP. We believe that US GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in US GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

4. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2016 and 2017)

(Unaudited)

			(millions of yen)
Assets		As of March 31, 2016	As of March 31, 2017
Cash and Cash Equivalents		730,420	1,039,870
Restricted Cash		80,979	93,342
Investment in Direct Financing Leases		1,190,136	1,204,024
Installment Loans		2,592,233	2,815,706
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥20,673 million
March 31, 2017	¥19,232 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(60,071)	(59,227)
Investment in Operating Leases		1,349,199	1,313,164
Investment in Securities		2,344,792	2,026,512
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥27,367 million
March 31, 2017	¥24,894 million
Property under Facility Operations		327,016	398,936
Investment in Affiliates		530,667	524,234
Trade Notes, Accounts and Other Receivable		294,638	283,427
Inventories		139,950	117,863
Office Facilities		120,173	110,781
Other Assets		1,352,786	1,363,263
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥37,855 million
March 31, 2017	¥22,116 million

Total Assets		10,992,918	11,231,895

Liabilities and Equity
Short-Term Debt		349,624	283,467
Deposits		1,398,472	1,614,608
Trade Notes, Accounts and Other Payable		266,216	251,800
Policy Liabilities and Policy Account Balances		1,668,636	1,564,758
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥795,001 million
March 31, 2017	¥605,520 million
Current and Deferred Income Taxes		358,758	445,712
Long-Term Debt		3,936,918	3,854,984
Other Liabilities		534,008	562,393

Total Liabilities		8,512,632	8,577,722

Redeemable Noncontrolling Interests		7,467	6,548

Commitments and Contingent Liabilities

Common Stock		220,469	220,524
Additional Paid-in Capital		257,629	268,138
Retained Earnings		1,864,241	2,077,474
Accumulated Other Comprehensive Income (Loss)		(6,222)	(21,270)
Treasury Stock, at Cost		(25,686)	(37,168)

Total ORIX Corporation Shareholders’ Equity		2,310,431	2,507,698
Noncontrolling Interests		162,388	139,927

Total Equity		2,472,819	2,647,625

Total Liabilities and Equity		10,992,918	11,231,895

Note 1:Breakdowns of Accumulated Other Comprehensive Income (Loss)
	As of March 31, 2016	As of March 31, 2017
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	47,185	32,279
Defined benefit pension plans	(23,884)	(17,330)
Foreign currency translation adjustments	(24,766)	(31,736)
Net unrealized losses on derivative instruments	(4,757)	(4,483)

Total	(6,222)	(21,270)

Note 2:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2016 and 2017)

(Unaudited)

			(millions of yen)
	Year Ended March 31, 2016	Period -over- period (%)	Year Ended March 31, 2017	Period -over- period (%)
Revenues:
Finance revenues	200,889	107	200,584	100
Gains on investment securities and dividends	35,786	63	30,328	85
Operating leases	373,910	103	398,655	107
Life insurance premiums and related investment income	189,421	54	295,940	156
Sales of goods and real estate	834,010	185	1,015,249	122
Services income	735,186	96	737,903	100

Total Revenues	2,369,202	109	2,678,659	113

Expenses:
Interest expense	72,821	100	72,910	100
Costs of operating leases	245,069	103	243,537	99
Life insurance costs	121,282	45	200,158	165
Costs of goods and real estate sold	748,259	186	928,794	124
Services expense	445,387	105	451,277	101
Other (income) and expense, net	(3,729)	—	(4,396)	—
Selling, general and administrative expenses	422,692	99	418,746	99
Provision for doubtful receivables and probable loan losses	11,717	101	22,667	193
Write-downs of long-lived assets	13,448	39	9,134	68
Write-downs of securities	4,515	50	6,608	146

Total Expenses	2,081,461	109	2,349,435	113

Operating Income	287,741	112	329,224	114

Equity in Net Income of Affiliates	45,694	150	26,520	58
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	57,867	281	63,419	110
Bargain Purchase Gain	0	—	5,802	—

Income before Income Taxes	391,302	114	424,965	109

Provision for Income Taxes	120,312	135	144,039	120

Net Income	270,990	106	280,926	104

Net Income Attributable to the Noncontrolling Interests	10,002	65	7,255	73

Net Income Attributable to the Redeemable Noncontrolling Interests	819	16	432	53

Net Income Attributable to ORIX Corporation Shareholders	260,169	111	273,239	105

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2016 and 2017)

(Unaudited)

		(millions of yen)
	Year Ended March 31, 2016	Year Ended March 31, 2017
Net Income:	270,990	280,926

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(3,121)	(14,926)
Net change of defined benefit pension plans	(4,123)	7,670
Net change of foreign currency translation adjustments	(26,957)	(5,968)
Net change of unrealized gains (losses) on derivative instruments	(4,063)	326
Total other comprehensive income (loss)	(38,264)	(12,898)

Comprehensive Income	232,726	268,028

Comprehensive Income Attributable to the Noncontrolling Interests	7,414	4,276

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	1,738	374

Comprehensive Income Attributable to ORIX Corporation Shareholders	223,574	263,378

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2016 and 2017)

(Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2015	220,056	255,595	1,672,585	30,373	(26,411)	2,152,198	165,873	2,318,071

Contribution to subsidiaries						0	6,801	6,801
Transaction with noncontrolling interests		1,918				1,918	(10,519)	(8,601)
Comprehensive income, net of tax:
Net income			260,169			260,169	10,002	270,171
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(3,145)		(3,145)	24	(3,121)
Net change of defined benefit pension plans				(4,436)		(4,436)	313	(4,123)
Net change of foreign currency translation adjustments				(25,197)		(25,197)	(2,679)	(27,876)
Net change of unrealized gains (losses) on derivative instruments				(3,817)		(3,817)	(246)	(4,063)

Total other comprehensive income (loss)						(36,595)	(2,588)	(39,183)

Total comprehensive income						223,574	7,414	230,988

Cash dividends			(76,034)			(76,034)	(7,181)	(83,215)
Exercise of stock options	413	409				822	0	822
Acquisition of treasury stock					(2)	(2)	0	(2)
Disposal of treasury stock		(426)	(53)		727	248	0	248
Adjustment of redeemable noncontrolling interests to redemption value			7,557			7,557	0	7,557
Other, net		133	17			150	0	150

Balance at March 31, 2016	220,469	257,629	1,864,241	(6,222)	(25,686)	2,310,431	162,388	2,472,819

Contribution to subsidiaries						0	20,811	20,811
Transaction with noncontrolling interests		10,516		(5,187)		5,329	(42,421)	(37,092)
Comprehensive income, net of tax:
Net income			273,239			273,239	7,255	280,494
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(14,918)		(14,918)	(8)	(14,926)
Net change of defined benefit pension plans				7,508		7,508	162	7,670
Net change of foreign currency translation adjustments				(2,725)		(2,725)	(3,185)	(5,910)
Net change of unrealized gains (losses) on derivative instruments				274		274	52	326

Total other comprehensive income (loss)						(9,861)	(2,979)	(12,840)

Total comprehensive income						263,378	4,276	267,654

Cash dividends			(61,299)			(61,299)	(5,127)	(66,426)
Exercise of stock options	55	26				81	0	81
Acquisition of treasury stock					(12,128)	(12,128)	0	(12,128)
Disposal of treasury stock		(409)			646	237	0	237
Adjustment of redeemable noncontrolling interests to redemption value			1,293			1,293	0	1,293
Other, net		376				376	0	376

Balance at March 31, 2017	220,524	268,138	2,077,474	(21,270)	(37,168)	2,507,698	139,927	2,647,625

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2016 and 2017)

(Unaudited)

	Millions of yen
	Year ended March 31, 2016	Year ended March 31, 2017
Cash Flows from Operating Activities:
Net income	270,990	280,926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	244,853	253,677
Provision for doubtful receivables and probable loan losses	11,717	22,667
Equity in net income of affiliates (excluding interest on loans)	(44,333)	(24,549)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(57,867)	(63,419)
Bargain purchase gain	0	(5,802)
Gains on sales of available-for-sale securities	(32,126)	(30,701)
Gains on sales of operating lease assets	(38,340)	(69,265)
Write-downs of long-lived assets	13,448	9,134
Write-downs of securities	4,515	6,608
Decrease in restricted cash	9,009	155
Decrease in trading securities	461,298	159,809
Decrease (Increase) in inventories	20,935	(5,318)
Decrease (Increase) in trade notes, accounts and other receivable	(8,224)	8,362
Decrease in trade notes, accounts and other payable	(41,004)	(6,660)
Decrease in policy liabilities and policy account balances	(405,014)	(103,878)
Other, net	100,705	152,209

Net cash provided by operating activities	510,562	583,955

Cash Flows from Investing Activities:
Purchases of lease equipment	(991,154)	(894,300)
Principal payments received under direct financing leases	515,053	483,627
Installment loans made to customers	(1,101,807)	(1,309,056)
Principal collected on installment loans	948,057	1,063,339
Proceeds from sales of operating lease assets	239,911	321,328
Investment in affiliates, net	(70,569)	(51,529)
Proceeds from sales of investment in affiliates	20,991	97,453
Purchases of available-for-sale securities	(864,874)	(466,314)
Proceeds from sales of available-for-sale securities	464,232	549,865
Proceeds from redemption of available-for-sale securities	381,099	105,255
Purchases of held-to-maturity securities	(538)	(306)
Purchases of other securities	(32,818)	(22,737)
Proceeds from sales of other securities	48,594	31,829
Purchases of property under facility operations	(91,492)	(95,601)
Acquisitions of subsidiaries, net of cash acquired	(47,324)	(79,405)
Sales of subsidiaries, net of cash disposed	39,437	55,530
Other, net	(9,327)	(26,586)

Net cash used in investing activities	(552,529)	(237,608)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(4,707)	793
Proceeds from debt with maturities longer than three months	1,376,125	1,319,523
Repayment of debt with maturities longer than three months	(1,470,325)	(1,456,366)
Net increase in deposits due to customers	111,220	216,118
Cash dividends paid to ORIX Corporation shareholders	(76,034)	(61,299)
Contribution from noncontrolling interests	6,117	5,599
Purchases of shares of subsidiaries from noncontrolling interests	(4,764)	(25,840)
Cash dividends paid to redeemable noncontrolling interests	(11,272)	0
Net increase (decrease) in call money	36,500	(14,500)
Other, net	(10,861)	(17,487)

Net cash used in financing activities	(48,001)	(33,459)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,130)	(3,438)

Net increase (decrease) in Cash and Cash Equivalents	(97,098)	309,450
Cash and Cash Equivalents at Beginning of Year	827,518	730,420

Cash and Cash Equivalents at End of Year	730,420	1,039,870

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2016		Year ended March 31, 2017		March 31, 2016	March 31, 2017
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	107,150	42,418	102,979	38,032	1,049,867	1,032,152
Maintenance Leasing	271,662	42,935	270,615	39,787	731,329	752,513
Real Estate	191,540	42,902	212,050	72,841	739,592	657,701
Investment and Operation	1,028,355	57,220	1,271,973	85,000	704,156	768,675
Retail	254,289	51,756	368,665	72,865	3,462,772	3,291,631
Overseas Business	526,008	142,879	458,912	112,312	2,284,733	2,454,200

Segment Total	2,379,004	380,110	2,685,194	420,837	8,972,449	8,956,872

Difference between Segment Total and Consolidated Amounts	(9,802)	11,192	(6,535)	4,128	2,020,469	2,275,023

Consolidated Amounts	2,369,202	391,302	2,678,659	424,965	10,992,918	11,231,895

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

Note 4:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

2. Geographic Information

				(millions of yen)

	Year Ended March 31, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts

Total Revenues	1,827,582	186,186	355,434	2,369,202
Income before Income Taxes	241,794	74,546	74,962	391,302

				(millions of yen)

	Year Ended March 31, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts

Total Revenues	2,195,389	142,430	340,840	2,678,659
Income before Income Taxes	313,175	44,083	67,707	424,965

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the fiscal years ended March 31, 2016 and 2017. The revenues of Robeco aggregated on a legal entity basis were ¥108,446 million in the Americas and ¥76,726 million in Other for the fiscal year ended March 31, 2016, and ¥96,157 million in the Americas and ¥76,012 million in Other for the fiscal year ended March 31, 2017.

(8) Per Share Data

(For the Years Ended March 31, 2016 and 2017)

(Unaudited)

	Year ended March 31, 2016	Year ended March 31, 2017

		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	260,169	273,239

		(thousands of shares)
Weighted-average shares	1,309,136	1,308,105
Effect of Dilutive Securities -
Exercise of stock options	1,377	1,277

Weighted-average shares for diluted EPS computation	1,310,513	1,309,382

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	198.73	208.88
Diluted	198.52	208.68

		(yen)
Shareholders’ equity per share	1,764.34	1,925.17

Note:	In fiscal 2016, the diluted EPS calculation excludes stock options for 4,370 thousand shares, as they were antidilutive.
In fiscal 2017, the diluted EPS calculation excludes stock options for 2,697 thousand shares, as they were antidilutive.

(9) Significant Accounting Policies

(Application of New Accounting Standards)

There are no significant changes from the description in Form 20-F filed on June 23, 2016.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

The share repurchase based on the resolution at the Board of Directors meeting held on October 26, 2016 and February 16, 2017 was completed. The details of share repurchasing subsequent to the balance sheet date are as follows.

• Classification of shares acquired	Common shares

• Total number of shares acquired	23,448,500 shares

• Total value of shares acquired	¥39,108,901,400

• Acquisition period	April 1, 2017 – April 21, 2017

• Acquisition method	Open market purchase on the Tokyo Stock Exchange

(Reference)

Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of April 21, 2017

• Classification of shares acquired	Common shares

• Total number of shares acquired	29,993,100 shares

• Total value of shares acquired	¥49,999,872,350

• Acquisition period	October 27, 2016 – April 21, 2017

• Acquisition method	Open market purchase on the Tokyo Stock Exchange

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2017 and Dividend Forecast for the Fiscal Year Ending March 31, 2018

TOKYO, Japan—May 15, 2017—ORIX Corporation (TSE: 8591; NYSE: IX) announced the details relating to expected dividend for the fiscal year ended March 31, 2017. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 23, 2017, after a statutory audit of the financial reports for the fiscal year ended March 31, 2017. The dividend forecast for the fiscal year ending March 31, 2018(hereinafter, the “Current Fiscal Year”) is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2017

	Amount Decided	Previous Dividend Forecast (Announced on October 26, 2016)	Dividend Paid for the Fiscal Year Ended March 31, 2016
Record Date	March 31, 2017	March 31, 2017	March 31, 2016
Dividend Per Share (Annual)	29.25 yen (52.25 yen)	28.00 yen (51.00 yen)	23.75 yen (45.75 yen)
Total Dividend Amount (Annual)	38,162 million yen (68,320 million yen)	—	31,141 million yen (59,987 million yen)
Effective Date	June 6, 2017	—	June 1, 2016
Source of Dividend	Retained earnings	—	Retained earnings

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line its business performance.

With regards to the decision of share buyback, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of financial condition and external factors such as changes in the business environment and share price and its trend.

The dividend payout ratio for the fiscal year ended March 31, 2017 has also been decided at 25%, up 2% from the fiscal year ended March 31, 2016.

Dividend Forecast for the Fiscal Year Ending March 31, 2018

The dividend forecast for the current fiscal year has been determined following consideration of the optimal balance between securing capital for investment in future profit growth and return to the shareholders. The interim dividend for the current fiscal year is forecasted at 27.00 yen per share.

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	27.00yen	—	—

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit ORIX’s website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”

Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan—May 15, 2017—ORIX Corporation (TSE: 8591; NYSE: IX) today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 54th Annual General Meeting of Shareholders of the Company on June 27, 2017.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by non-executive directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 54th Annual General Meeting of Shareholders of the Company on June 27, 2017. Candidates for the 12 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Eiko Tsujiyama (Outside Director)
Kazuo Kojima	Robert Feldman (Outside Director)
Yuichi Nishigori	Takeshi Niinami (Outside Director)
Kiyoshi Fushitani	Nobuaki Usui (Outside Director)
Stan Koyanagi (newly nominated)	Ryuji Yasuda (Outside Director)
Hideaki Takahashi (Non-Executive Director)	Heizo Takenaka (Outside Director)

Details on Candidates for New Director

Stan Koyanagi (Born December 25, 1960)

Oct.1985	SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
Jun.1988	GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
Jan.1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
Mar.1997	General Counsel, ORIX USA CORPORATION
Jan.2004	Vice President and Associate General Counsel, KB HOME
Jul.2013	Joined ORIX Corporation
Global General Counsel of the Global Business Headquarters (Present position)

Basis for candidacy for appointment as a Director

Mr. Stan Koyanagi is a candidate for new Director. He served successively as the General Counsel of ORIX USA Corporation and the Vice President and Associate General Counsel of KB Home in the United States. He has extensive experience and advanced knowledge in overseas legal affairs. Moreover, at ORIX Corporation, he has a wealth of experience and advanced knowledge on the multifaceted business activities of the ORIX Group through his missions of Global General Counsel of Global Business Headquarters. The Nominating Committee has appointed him as a new candidate for Director because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc. gained from inside and outside the company.

Details on Candidates for Outside Director

Eiko Tsujiyama (Born December 11, 1947)

Apr.1974	Certified Public Accountant
Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, School of Economics at Musashi University
Apr. 1996	Dean, School of Economics at Musashi University
Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University (present position)
Sep.2004	Professor, Faculty of Commerce at Waseda University (present position)
Jun.2010	Outside Director, ORIX Corporation (present position)
Sep.2010	Dean, Graduate School of Commerce at Waseda University
May 2011	Corporate Auditor, Lawson, Inc. (present position)
Jun.2011	Audit and Supervisory Board Member, NTT DOCOMO, INC (present position)
Jun.2012	Audit and Supervisory Board Member, Shiseido Company, Limited (present position)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University, Faculty of Commerce and has served on government and institutional finance and accounting councils both in Japan and overseas. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Outside Director because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Robert Feldman (Born June 12, 1953)

Oct. 1983	Economist, International Monetary Fund
May 1989	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007 Jun. 2010

Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)

Outside Director, ORIX Corporation (present position)

Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.
Jan.2017	Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Senior Advisor at Morgan Stanley MUFG Securities Co., Ltd., and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas.

As Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals during deliberations between the Directors and Executive Officers’ compensation system and compensation levels in order to enhance their role as medium- and long-term incentives, from a global perspective based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Takeshi Niinami (Born January 30, 1959)

Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May 2002	President, Representative Director and Executive Officer, Lawson, Inc.
Mar. 2005	President, Representative Director and CEO, Lawson, Inc.
Jun. 2010	Outside-Director, ORIX Corporation (present position)
May 2013	Representative Director and CEO, Lawson, Inc.
May 2014	Chairman and Representative Director, Lawson, Inc.
May 2014	Chairman and Director, Lawson, Inc.
Oct. 2014	President, Suntory Holdings Limited. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as President of Suntory Holdings Limited. He has wide-ranging experience and knowledge of corporate management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision making skills based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nobuaki Usui (Born January 1, 1941)

May 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999	Administrative Vice Minister, Ministry of Finance
Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
Dec.2008	Chairman, The Japan Research Institute, Limited
Jun. 2011	Outside Auditor, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION) (present position)
Jun. 2012	Outside-Director, ORIX Corporation (present position)
Jun.2016	Outside Auditor, Miroku Jyoho Service Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor and CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert.

As Chairperson of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Ryuji Yasuda (Born April 28, 1946)

Jun. 1991	Director, McKinsey & Company
Jun. 1996	Chairman, A. T. Kearney, Asia
Jun. 2003	Chairman, J-Will Partners, Co., Ltd.
Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Jun. 2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun. 2013	Outside-Director, ORIX Corporation (present position)
Jun. 2015	Outside-Director, Benesse Holdings, Inc. (present position)
Mar.2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as an adjunct professor at Graduate School of International Corporate Strategy at Hitotsubashi University. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, Audit Committee and Compensation Committee pointing to important matters regarding company management, using his expertise in corporate strategy.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Heizo Takenaka (Born March 3, 1951)

Apr.1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr.1996	Professor, Faculty of Policy Management at Keio University
Apr.2001	Minister of State for Economic and Fiscal Policy
Sep.2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul.2004	Elected to House of Councillors
Sep.2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct.2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Dec.2006	Director, Academyhills (present position)
Aug.2009	Chairman and Director, PASONA Group Inc. (present position)
Apr.2010	Professor, Faculty of Policy Management at Keio University
Jun. 2015	Outside-Director, ORIX Corporation (present position)
Apr.2016	Professor, Faculty of Regional Development Studies at Toyo University (present position)
Jun.2016	Outside-Director, SBI Holdings, Inc. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Heizo Takenaka is a candidate for Outside Director. He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs, and currently serves as Professor of Toyo University, Faculty of Regional Development Studies. He has a deep understanding of the environment and events of business management and economics and financial policies both in Japan and overseas.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

6 Members (Outside Directors: 5)

Chairperson: Nobuaki Usui

Members: Robert Feldman, Takeshi Niinami, Ryuji Yasuda, Hideaki Takahashi and Heizo Takenaka

Audit Committee

4 Members (Outside Directors: 4)

Chairperson: Eiko Tsujiyama

Members: Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka

Compensation Committee

5 Members (Outside Directors: 4)

Chairperson: Robert Feldman

Members: Eiko Tsujiyama, Takeshi Niinami, Ryuji Yasuda and Hideaki Takahashi

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit ORIX’s website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan—May 15, 2017—ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Effective as of May 15, 2017

Director,

Representative Executive Officer

President and Chief Executive Officer

Responsible for Open Innovation Business Department

Responsible for Group IoT Business Department

Responsible for New Business Development Department

	Director, Representative Executive Officer President and Chief Executive Officer Responsible for Group IoT Business Department Responsible for New Business Development Department	Makoto Inoue

New Position	Present Position	Name
Effective as of June 27, 2017
Director, Representative Executive Officer Deputy President and Chief Financial Officer	Director, Representative Executive Officer Deputy President and Chief Financial Officer Responsible for Corporate Planning Department	Kazuo Kojima

Director, Corporate Senior Vice President Responsible for Enterprise Risk Management Global General Counsel	Global General Counsel of the Global Business Headquarters	Stan Koyanagi

Corporate Executive Vice President Head of Treasury and Accounting Headquarters	Corporate Executive Vice President Head of Treasury Headquarters	Shintaro Agata

Corporate Senior Vice President Deputy Head of Treasury and Accounting Headquarters	Corporate Senior Vice President Head of Accounting Headquarters	Takao Kato

Corporate Senior Vice President Head of Credit and Investment Management Headquarters Responsible for Group Internal Audit Department	Corporate Senior Vice President Head of Risk Management Headquarters	Kazutaka Shimoura

Executive Officer Head of Enterprise Risk Management Headquarters	Executive Officer Responsible for Robeco Group	Masaaki Kawano

New Position	Present Position	Name
Effective as of June 27, 2017
Executive Officer Deputy Head of Treasury and Accounting Headquarters General Manager of Treasury Department	Executive Officer Deputy Head of Treasury Headquarters General Manager of Treasury Department	Hitomaro Yano

Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Work Style Reform Project	Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office	Yasuaki Mikami

Group Executive Vice President President, ORIX Auto Corporation	Director, Group Executive Vice President President, ORIX Auto Corporation	Katsunobu Kamei

Group Executive Vice President President, ORIX Life Insurance Corporation	Group Senior Vice President President, ORIX Life Insurance Corporation	Kazunori Kataoka

Retire*1

Director,

Representative Executive Officer

Deputy President

Responsible for Corporate Communications Department

Responsible for Legal and External Relations Department

Responsible for Administration Department

Responsible for Group Compliance Department

Responsible for Group Internal Audit Department

Tamio Umaki

*1 Mr. Umaki will be appointed Advisor of ORIX on June 27, 2017.

•	Organizational Reform (Effective as of May 15, 2017)

Open Innovation Business Department will be newly established.

•	Organizational Reform (Effective as of June 1, 2017)

Transactions and Contract Documents Administration Department will be newly established into Risk Management Headquarters.

•	Organizational Reform (Effective as of June 27, 2017)

Treasury Headquarters and Accounting Headquarters will be realigned into Treasury and Accounting Headquarters. Corporate Planning Department and Corporate Communications Department will be incorporated into Treasury and Accounting Headquarters.

A new division, Enterprise Risk Management Headquarters, and Global Legal Department will be established. Legal and External Relations Department, Global Legal Department, Administration Department and Group Compliance Department will be incorporated into Enterprise Risk Management Headquarters.

Secretarial Office will be incorporated into Human Resources and Corporate Administration Headquarters.

Risk Management Headquarters will be realigned into Credit and Investment Management Headquarters.

Risk Control Department will be realigned into Portfolio Management Department.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit ORIX’s website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”

Announcement Regarding Changes in Representative Executive Officer

TOKYO, Japan—May 15, 2017—ORIX Corporation (TSE: 8591; NYSE: IX) today made public an announcement regarding changes in representative executive officer following a resolution passed by the Board of Directors on the same day. A formal decision regarding the changes will be made following approval at the 54th Annual General Meeting of Shareholders and the subsequent Board of Directors meeting on June 27, 2017.

1. Changes in Representative Executive Officer

Name	New Position	Present Position
Tamio Umaki	Retire

Director,

Representative Executive Officer

Deputy President

Responsible for Corporate Communications Department

Responsible for Legal and External Relations Department

Responsible for Administration Department

Responsible for Group Compliance Department

Responsible for Group Internal Audit Department

Mr. Tamio Umaki is scheduled to resign as Director following the 54th Annual General Meeting of Shareholders and he will be appointed Advisor of ORIX on June 27, 2017.

2. Reason for the changes

Mr. Tamio Umaki will retire the Director and Representative Executive Officer, Deputy President at the expiration of the term of the office of Director and Representative Executive Officer, Deputy President as of the end of the 54th Annual General Meeting of Shareholders to be held on June 27, 2017.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”

Notice of Partial Amendment to ORIX’s Articles of Incorporation

TOKYO, Japan—May 15, 2017—ORIX Corporation (hereinafter, “ORIX”) announced today that it was resolved at its Board of Directors’ meeting held on May 15, 2017, that a proposal for “Partial Amendment to ORIX’s Articles of Incorporation” be submitted as one of the agenda for the 54rd Annual General Meeting of Shareholders to be held on June 27, 2017, as detailed below.

1. Reason for the Amendment

In order to reflect more accurately the current business activities of ORIX and its subsidiaries, and for the purpose of clarifying the purposes of business, we propose to add a new business item in the provision of Article 2 of ORIX’s current Articles of Incorporation.

2. Details of the Amendment

(changes are underlined)

Current Articles of Incorporation		Proposed Amendments
Article 2 (Purposes)		Article 2 (Purposes)

The purpose of the Company shall be to engage in the following businesses:		The purpose of the Company shall be to engage in the following businesses:

(1) – (19)	[Omitted]	(1) – (19) [No Change]

	[New Provision]	(20) mining of various minerals, and the manufacture and sale of the products in relation thereto;

(20) – (22)	[Omitted]	(21) – (23) [No change]

3. Date of Amendment of the Articles of Incorporation

The amendment shall be effective on and from June 27, 2017.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 36 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017.”